Cybin Completes Acquisition of Phase 1 DMT Study from Entheon Biomedical

-- Expected to accelerate clinical development pathway of CYB004 for the potential treatment of anxiety disorders by nine months --

TORONTO, CANADA – July 11, 2022 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing “Psychedelics to TherapeuticsTM”, today announced that, through its wholly-owned subsidiary Cybin IRL Limited, it has completed the acquisition of a Phase 1 N,N-dimethyltryptamine (“DMT”) study (the “Acquisition”) from Entheon Biomedical Corp. (CSE: ENBI) (OTCQB: ENTBF) (FSE: 1XU1) (“Entheon”). This DMT study, which is the largest to date, is expected to accelerate the clinical development path of CYB004, Cybin’s proprietary deuterated DMT molecule for the potential treatment of anxiety disorders, by approximately nine months. The Company previously announced details of the Acquisition on June 7, 2022.

"With the closing of this transaction we are well on our way to advancing CYB004 through Phase 1 development and gathering essential safety and dosing optimization data that will inform the clinical path forward for this important molecule,” said Doug Drysdale, Chief Executive Officer of Cybin. “Cybin now has multiple clinical-stage programs ongoing that we believe will contribute significantly to a greater understanding of the potential of psychedelics to provide therapeutic relief to patients who suffer with a variety of mental health issues.”

The Company paid a purchase price of CDN$1,000,000 in relation to the Acquisition. Up to an additional CDN$480,000 is payable for consulting services to be provided by Entheon for up to twelve months following the closing of the Acquisition. In connection with the Acquisition, Cybin IRL Limited has also entered into a data license agreement with Entheon that permits Entheon to access certain data to support the Entheon IQ program.

About the CYB004-E Study
The CYB004-E study is an adaptive, randomized, double-blind, placebo-controlled, single ascending dose study to evaluate the safety, pharmacokinetics (“PK”) and pharmacodynamics (“PD”) of a target-controlled intravenous infusion of DMT in healthy smokers.

Primary Objectives:
•evaluate the safety of increasing doses of a single dose continuous DMT infusion over 90 minutes;
•characterize the PK of a single dose DMT administered continuously over 90 minutes;
•characterize the PD of a single dose DMT administered continuously over 90 minutes; and,
•establish the minimum DMT dose required to produce a psychedelic effect.

Pending results from the CYB004-E study, Cybin plans to evaluate CYB004 delivered via intravenous (“IV”) and via inhalation to determine the clinical path forward. Based on preclinical results reported by Cybin in April 2022, inhaled CYB004 demonstrated:

•approximately 2000% improved bioavailability compared with orally administered DMT, which is known to have limited to no oral bioavailability;
•approximately 41% improved bioavailability compared with inhaled DMT;
•approximately 300% longer duration of effect when compared with IV DMT, indicating potential to extend therapeutic window; and,
•rapid onset of effect and similar low variability equivalent to IV DMT.

CYB004 is a new chemical entity for which a patent was issued by the U.S. Patent and Trademark Office in February 2022. The allowed claims include a range of deuterated forms of DMT and 5-MeO-DMT. The composition of matter patent is expected to expire in 2041 before consideration of any patent term extensions.

About Cybin
Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Cautionary Notes and Forward-Looking Statements
Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe,” “expect,” “aim,”

“intend,” “plan,” “continue,” “will,” “may,” “would,” “anticipate,” “estimate,” “forecast,” “predict,” “project,” “seek,” “should” or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements in this news release include statements regarding the Company’s proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens to potentially treat psychiatric disorders, the Company’s expectation that the Acquisition will accelerate the CYB004 timeline and the Company’s expectations and objectives regarding the results of the CYB004-E study.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company's management's discussion and analysis for the year ended March 31, 2022 and the Company's listing statement dated November 9, 2020, which are available under the Company's profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contacts:
Leah Gibson
Vice President, Investor Relations & Strategic Communications
Cybin Inc.
irteam@cybin.com – or – media@cybin.com